MedPlus, Inc. 401(k) Plan
           Financial Statements and Schedules
               December 31, 1998 and 1997
       With Independent Auditors' Report Thereon

                 MedPlus, Inc. 401(k) Plan

                 December 31, 1998 and 1997


                      Table of Contents


                                                           Page

Independent Auditors' Report                                 1

Statements of Assets Available for Plan Benefits,
with Fund Information -
        December 31, 1998                                    2

Statements of Assets Available for Plan Benefits,
with Fund Information -
        December 31, 1997                                    3

Statements of Changes in Assets Available for Plan
Benefits, with Fund Information - for the year ended
December 31, 1998                                            4

Statements of Changes in Assets Available for Plan
Benefits, with Fund Information - for the year ended
December 31, 1997                                            5

Notes to Financial Statements                                6


Schedules

1 Item 27a, Schedule of Assets Held for Investment
  Purposes - December 31, 1998                              11

2 Item 27d, Schedule of Reportable Transactions -
  December 31, 1998                                         12



                                                     Independent
Auditors' Report


The Trustees
MedPlus, Inc. 401(k) Plan
We have audited the accompanying statements of assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in plan assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 18, 1999

                                                      MedPlus Inc. 401(k) Plan
                           Statement of Assets Available for Plan Benefits, with Fund Information
                                                   Year ended December 31, 1998

                                                            Fund Information
                          _____________________________________________________________________________________________
                            Smith
                            Barney    Putnam                                   Putnam    Putnam
                            Money  Diversified  Putnam     Putnam     Putnam   Global      New       MedPlus Participant
                            Market    Income    Balance   Investors   Vista    Growth  Opportunities  Stock    Notes        Total
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
Assets:
 Investments, at fair
  value (note 3):
   Interest-bearing
    cash                  $ 59,047       --         --        --         --       --        --          --         --        59,047
   Mutual funds               --      52,310     118,895   365,591    269,476  140,637    469,221       --         --     1,416,130
   Common stock               --         --         --        --         --       --        --        121,639      --       121,639
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
     Total investments      59,047    52,310     118,895   365,591    269,476  140,637    469,221     121,639      --     1,596,816

Receivables:
 Loan receivable              --         --         --        --         --       --        --           --      2,728        --
 Participant contributions     973       993        (622)    3,390      3,406    3,118      6,279       7,999      --        25,536
 Employer contributions
   (note 4):                  --         --         --        --         --       --        --         23,633      --        23,633
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
     Total receivables         973       993        (622)    3,390      3,406    3,118      6,279      31,632    2,728       51,897

Liabilities:
 Due to custodian            8,595       --         --        --         --       --        --           --        --         8,595
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________

    Assets available
      for plan benefits   $ 51,425    53,303     118,273   368,981    272,882  143,755    475,500      153,271   2,728    1,640,118
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________

See accompanying notes to financial statements.

                                                      MedPlus Inc. 401(k) Plan
                           Statement of Assets Available for Plan Benefits, with Fund Information
                                                   Year ended December 31, 1997

                                                            Fund Information
                          ___________________________________________________________________________________
                            Smith
                            Barney    Putnam                                   Putnam    Putnam
                            Money  Diversified  Putnam     Putnam     Putnam   Global      New       MedPlus
                            Market    Income    Balance   Investors   Vista    Growth  Opportunities  Stock     Total
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________
Assets:
 Investments, at fair
  value (note 3):
   Interest-bearing
    cash                  $ 50,985       --         --        --         --       --        --          --        50,985
   Mutual funds               --      35,113     126,633   238,849    246,330   94,314    381,735       --     1,122,974
   Common stock               --         --         --        --         --       --        --        155,892    155,892
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________
     Total investments      50,985    35,113     126,633   238,849    246,330   94,314    381,735     155,892  1,329,851

Receivables:
Participant contributions    6,164       461       2,179    4,181      5,657     2,816      5,776       1,811     29,045
 Employer contributions
   (note 4):                  --         --         --        --         --       --        --        213,495    213,495
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________

Assets available
      for plan benefits   $ 57,149    35,574     128,812   243,030    251,987   97,130    387,511     371,198  1,572,391
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________

See accompanying notes to financial statements.



                                                      MedPlus Inc. 401(k) Plan
                   Statement of Changes in Assets Available for Plan Benefits, with Fund Information
                                                   Year ended December 31, 1998

                                                            Smith Barney
                          _____________________________________________________________________________________________
                            Smith
                            Barney    Putnam                                   Putnam    Putnam
                            Money  Diversified  Putnam     Putnam     Putnam   Global      New       MedPlus Participant
                            Market    Income    Balance   Investors   Vista    Growth  Opportunities  Stock    Notes        Total
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
Assets available for
  plan benefits,
  December 31, 1997       $ 57,149    35,574     128,812   243,030    251,987   97,130    387,511     371,198     --     1,572,391
Contributions:
  Employer                     --       --         --         --         --        --       --         23,633     --        23,633
  Employee                  14,955    17,025      50,052    95,760     78,872   56,756    128,863      76,255     --       518,538
  Rollovers from other
    benefit plans            3,132     3,132         806     4,268      2,550    5,374      9,843       2,395     --        31,500
Investment income:
 Interest and dividends     2,900     3,009       4,771       130         88      602        152          89      275      12,016
Net appreciation
  (depreciation) in
  fair value of
  investments (note 3)         --     (3,994)      6,735    93,036     46,459   29,660     94,441    (286,311)    --       (19,974)

Benefits paid to
  participants              (2,013)   (2,478)    (90,330)  (81,677)   (93,275) (47,506)  (135,108)    (45,569)    --      (497,956)
Administrative expenses        --       --         --         --         --        --       --            (30)    --           (30)
Interfund transfers, net   (24,698)    1,035      17,427    14,434    (13,799)   1,739    (10,202)     11,611    2,453        __
                          ________  __________  ________  _________  _________ _______ _____________ ________ __________  _________
Assets available for
  plan benefits,
   December 31, 1998      $ 51,425    53,303     118,273   368,981    272,882  143,755    475,500     153,271    2,728   1,640,118

See accompanying notes to financial statements.




                                                      MedPlus Inc. 401(k) Plan
                   Statement of Changes in Assets Available for Plan Benefits, with Fund Information
                                                   Year ended December 31, 1997

                             Merrill Lynch                                          Smith Barney
       ____________________________________________  _____________________________________________________________________
                 Pimco                                Smith    Putnam
       Pimco     U.S.      Pimco                      Barney   Divers-          Putnam            Putnam  Putnam
       Money    Govern-   Equity    Pimco    MedPlus  Money    fied     Putnam  Inves-   Putnam   Global  New       MedPlus
       Market    ment     Income    Target    Stock   Market   Income   Balance tors     Vista    Growth  Opp.      Stock    Total
       ________ ________ _________ _________ ________ _______  _______  _______ _______  _______  ______  _______   _______ ________
Assets
Avail-
able
for
plan
bene-
fits,
Dec.
31,
1996   $48,338   22,069   201,763   332,947   49,567   --       --       --       --       --       --      --      --      654,684

Contri-
butions:
Employer   --     --       --        --        --      --       --       --       --       --       --      --    213,495   213,495
Employee   --     --       --        --        --     13,908   11,368   33,177   72,689  106,315  50,129  166,294  77,978   531,858
Rollovers
 from other
 benefit
 plans     --     --       --        --        --     13,482    --      28,555   27,735   40,526   1,626   39,174  29,104   180,202

Investment
  income:
  Interest
  and
  divi-
  dends    --     --       --        --        --      2,707    1,861    6,101    3,271    2,196   6,635    1,848     632    25,251
Net appre-
  ciation
  (depre-
  ciation)
  in fair
  value of
  invest-
  ments
  (note
   3)      --     --       --        --        --      --         533    8,925   40,176   31,061    (844)  49,173   4,516   133,540

Benefits
 paid to
 parti-
 cipants   --     --       --        --        --    (31,264) (13,597) (20,124) (36,217) (28,328) (4,306) (26,184) (6,619) (166,639)
Interfund
 Trans-
 fers,
 net   (43,338) (22,069) (201,763) (332,947) (49,567) 58,316   35,409   72,178  135,376  100,217  43,890  157,206   52,092  654,684
       ________ ________ _________ _________ ________ _______  _______  _______ _______  _______  ______  _______   _______ ________

Assets
 Avail-
 able
 for plan
 bene-
 fits,
 Dec.
 31,
 1998  $   --     --       --        --        --     57,149   35,574  128,812  243,030  251,987  97,130  387,511  371,198 1,572,391
       ________ ________ _________ _________ ________ _______  _______  _______ _______  _______  ______  _______   _______ ________
       ________ ________ _________ _________ ________ _______  _______  _______ _______  _______  ______  _______   _______ ________


See accompanying notes to financial statements.


                MedPlus, Inc. 401(k) Plan
           Financial Statements and Schedules
              December 31, 1998 and 1997
       (With Independent Auditors' Report Thereon)
(1) Description of Plan
The following description of the MedPlus, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employee classifications except those employees leased by MedPlus, Inc. (The Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible for participation in the Plan after attainment of age
21. Effective January 1, 1998, the Plan was amended and restated.
(b) Contributions
A participant may make contributions to the Plan by authorizing a deferral of pretax annual compensation, as defined in the Plan, up to a maximum of 15%, subject to limitations of the Internal Revenue Code. The Company may provide a matching contribution equal to such percentage of the participant's contribution as determined by the employer in its discretion for each Plan year. An additional discretionary contribution may also be made by the Company. Both the matching contribution and the additional discretionary contribution are non-participant directed.
 (c) Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings and gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. Participants have the ability to self-direct the investments of funds allocated to their accounts.
(d) Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become 20% vested in Company contributions after two years of service. Thereafter, participants become vested at a rate of 20% per year of service and become fully vested after six years of service.
(e) Participant Loans Receivable
Participants may borrow from their accounts not less than $1,000 and not more than 50% of their vested balance not to exceed $50,000 for the following hardships:
- Purchase of primary residence
- Foreclosure or eviction from primary residence
- College tuition for participant or dependents
- Medical expenses incurred from prolonged illness, disability, or death in immediate family.

Loan terms provide for repayment over a period not to exceed five years. The loans are secured by the balances in the participants' accounts and bear interest at 2% over the prime interest rate. Principal and interest amounts are paid ratably through payroll deductions.
(f) Payment of Benefits
Under the terms of the Plan, upon termination of employment a participant's account is distributed upon written request of the participant. A participant or participant's estate is entitled to receive 100% of the related account balance if termination results from reaching normal retirement age, death or permanent disability. As of December 31, 1998, there were no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan.
 (g) Forfeitures
Forfeitures of Company contributions by terminated participants were used to reduce Company contributions. As of December 31, 1998, forfeitures of approximately $17,427 are available to reduce future employer contributions.
 (h) Investment Options
Upon enrollment in the Plan, a participant may direct employee-deferred contributions to any of the following eight investment options:
-       Money Market Fund
        Funds are invested in a portfolio of fixed income securities, including U.S. Treasuries and related repurchase agreements and obligations of U.S. Government Agencies and Instrumentalities.
-        Diversified Income Fund
        Funds are invested in a portfolio of three fixed income sectors, which are comprised of U.S. Government securities, lower rated, high-yield debt securities, and international investing.
 (h) Investment Options, Continued
-        Balance Fund
        Funds are invested in a portfolio of stocks and bonds.
-        Investors Fund
        Funds are invested primarily in quality, long-term growth
stocks.
-        Global Growth Fund
        Funds are invested in a portfolio of common stocks traded in securities markets, located in foreign countries and in the United States.
-        Vista Fund
        Funds are invested in a portfolio of stocks of medium-sized growth companies.
-        New Opportunities Fund
        Funds are invested in dynamic, rapidly growing sectors of
the economy.
-        MedPlus Stock
        Funds are invested in the Company's common stock.
        (2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
(b) Investments
Money market accounts are valued at cost, which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges.
Purchases and sales of investments are recorded on a trade-date basis. Gains or losses on the sales of investments are calculated on the specific identification method.
(c) Expenses
All administrative and investment expenses incurred by the Plan have been paid by the Company.
(d) Use of Estimates
The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.
        (3) Investments
Prior to January 1, 1997, the custodian of the Plan was Merrill Lynch. Effective January 1, 1997, Smith Barney Shearson (now Salomon Smith Barney) assumed the role as custodian for the Plan. In this capacity, the custodian is to receive and invest the contributions made by the participants and the employer, the interest, dividends, and other income earned on investments and to pay benefits and expenses as provided by the Plan.
The following table presents the fair values of investments at December 31, 1998 and 1997 that represent five percent or more of the Plan's assets:
                                  1998             1997
                               ____________   ____________

Balance Fund                   $  118,895        126,633
Investors Fund                    365,591        238,849
Vista Fund                        269,476        246,330
Global Growth Fund                140,637         94,314
New Opportunities Fund            469,221        381,735
MedPlus Stock                     121,639        155,892


During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated
(depreciated) in value as follows:

                                  1998             1997
                               ____________   ____________
Mutual funds                    $ 266,337        129,024
Common stock                     (286,311)         4,516
                               ____________   ____________

Net change in fair value        $ (19,974)       133,540
                               ____________   ____________
                               ____________   ____________

        (4)        Employer Contributions
At December 31, 1998, there was a receivable from the Company consisting of the matching contribution for the 1998 Plan Year. The Company elected to make this contribution in MedPlus, Inc. Common Stock. The Company did not elect to make the additional discretionary contribution for the 1998 plan year.
        (5) Plan Termination
Although it is currently not the Company's intent, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
        (6) Tax Status
The Internal Revenue Service issued its latest determination letter on August 2, 1993, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. The plan has been amended and restated since receiving the determination letter. The Company has requested a new determination letter. In the opinion of the Plan trustee and the Company, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.
        (7) Subsequent Event
Effective January 1, 1999, the Plan was amended. Participants will become 25% vested in Company contributions after one year of service. Thereafter, participants become vested at a rate of 25% per year of service and become fully vested after four years of service.

                                                                                                         Schedule 1
                                                              MedPlus, Inc. 401(k) Plan
                                            Item 27a, Schedule of Assets Held for Investment Purposes
                                                               December 31, 1998

                                                                                                                         Fair
        Issuer                                      Description                                Cost                     value
_________________________________   ____________________________________________    __________________________    _________________

   Money Market Fund

*  Smith Barney                           Money market fund (59,047 units)             $    59,047                      59,047

   Putnam Mutual Funds

   Diversified Income Fund                Mutual fund (4,548 units)                         56,021                     52,310
   Balance Fund                           Mutual fund (6,590 units)                        121,350                    118,895
   Investors Fund                         Mutual fund (24,668 units)                       338,107                    365,591
   Vista Fund                             Mutual fund (20,617 units)                       245,505                    269,476
   Global Growth Fund                     Mutual fund (11,296 units)                       127,475                    140,637
   New Opportunities Fund                 Mutual fund (8,030 units)                        372,438                    469,221
                                                                                       ______________            ________________
       Total Putnam Mutual Funds                                                         1,260,896                  1,416,130
                                                                                       ______________            ________________

   Common Stock

*  MedPlus, Inc.                         Common stock (58,935 shares)                      356,640                    121,639
                                                                                       ______________            ________________
       Total Investments                                                               $ 1,676,583                  1,596,816
                                                                                       ______________            ________________
                                                                                       ______________            ________________
 * Denotes party-in-interest.

        See accompanying independent auditors' report.

                                                                                                                      Schedule 2
                                                              MedPlus, Inc. 401(k) Plan
                                                 Item 27d, Schedule of Reportable Transactions
                                                           Year ended December 31, 1998

                                                                                                           Cost
        Identity of ssuer                       Description              Purchase          Selling       of asset         Net
          party involved                       of investment              price             price           sold       gain/(loss)
_________________________________   ________________________________    ____________     ____________  _____________  ____________

  Putnam Balance Fund                    Mutual fund                     $  76,662           83,682         79,110         4,572

  Putman Investors Fund                  Mutual fund                       432,243          389,148        316,612        72,536

  Putnam Vista Fund                      Mutual fund                        91,926           95,721         82,383        13,338

  Putnam New Opportunities Fund          Mutual fund                       13,5788          124,669        100,714        23,955

* MedPlus Stock                         Common stock                       301,830           57,721        103,182       (45,461)

* Smith Barney Money Market Fund        Money market fund                  562,848          554,786        554,786          --


* Denotes party-in-interest.







